UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended:   June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

PART I – REGISTRANT INFORMATION
GetFugu, Inc. _____________________________________________ Full Name of Registrant
____________________________________________________________________ Former Name if Applicable
600 Townsend Street, Suite 123 E _________________________________________________ Address of Principal Executive Office (Street and Number)
San Francisco, CA 94103 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to finalize the proper accounting treatment for various expense items.  Consequently, the Report on Form 10-Q could not be completed in  time to file by the due date without unreasonable effort or expense to the Registrant.  The Registrant expects to file the Form 10-Q by no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bernard Stolar (Name)	(415) (Area Code)	848-8800 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the quarter ended June 30, 2009, the Registrant ceased to be a shell company.  Accordingly, during the quarter the Registrant incurred various expenses associated with the commencement of operations.  However the Registrant is not yet able to provide an estimate of the change in results of operations.

GetFugu, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	By:	/s/ Bernard Stolar
	Name:	Bernard Stolar
	Title:	Chief Executive Officer